Securities and Exchange Commission
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report October 30, 2003
(Date of earliest event reported)

AGILYSYS, INC.

(Exact name of registrant as specified in its charter)

Ohio	(000-5734)	34-0907152
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)
6065 Parkland Boulevard, Mayfield Heights, Ohio		44124
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (440) 720-8500

Item 12. Results of Operations and Financial Condition

On October 30, 2003, Agilysys, Inc. issued a press release announcing its earnings for its Fiscal 2004 second quarter ended September 30, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILYSYS, INC.

By: /s/ Steven M. Billick

Steven M. Billick
Executive Vice President, Treasurer and Chief Financial Officer

Date: October 30, 2003

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Agilysys, Inc., dated October 30, 2003, announcing the Company's Fiscal 2004 second quarter results.